Exhibit (12)

McGraw Hill Financial, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Six Months Ended	Years ended December 31,
	June 30, 2015	2014		2013		2012		2011		2010
Earnings:
Income from continuing operations before taxes on income	$1,051 (1)	$54	(2)	$1,299	(3)	$1,089	(4)	$975	(5)	$921	(6)
Fixed charges(7)	62	118		124		128		131		133

Total earnings	$1,113	$172		$1,423		$1,217		$1,106		$1,054

Fixed charges:(7)
Interest expense	$32	$58		$62		$81		$86		$89
Portion of rental payments deemed to be interest	30	59		61		46		44		43
Amortization of debt issuance costs and discount	—	1		1		1		1		1

Total fixed charges	$6.2	$118		$124		$128		$131		$133

Ratio of earnings to fixed charges:	18.0 x	1.5 x		11.5 x		9.5 x		8.4 x		7.9 x

(1)	Includes the impact of a benefit related to legal settlement insurance recoveries of $80 million, partially offset by legal settlement charges of $34 million; restructuring charges of $21 million; and a gain of $11 million on the sale of our interest in a legacy McGraw Hill Construction investment.
(2)	Includes the impact of the following items: $1.6 billion of legal and regulatory settlements, restructuring charges of $86 million, and $4 million of professional fees largely related to corporate development activities.
(3)	Includes the impact of the following items: $77 million of legal settlements, $64 million charge for costs necessary to enable the separation of MHE and reduce our cost structure, a $36 million non-cash impairment charge related to the sale of our data center, a $28 million restructuring charge in the fourth quarter primarily related to severance, $13 million related to terminating various leases as we reduce our real estate portfolio and a $24 million net gain from our dispositions.
(4)	Includes the impact of the following items: $135 million charge for costs necessary to enable the separation of MHE and reduce our cost structure, a $65 million restructuring charge, transaction costs of $15 million for our S&P Dow Jones Indices LLC joint venture, an $8 million charge related to a reduction in our lease commitments, partially offset by a vacation accrual reversal of $52 million.
(5)	Includes the impact of a $31 million restructuring charge and a $10 million charge for costs necessary to enable the separation of MHE and reduce our cost structure.
(6)	Includes the impact of the following items: a $16 million charge for subleasing excess space in our New York facilities, a $4 million restructuring charge and a $7 million gain on the sale of certain equity interests at Standard & Poor’s Ratings Services.
(7)	“Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (see Note 12 - Commitments and Contingencies to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in the Company’s Form 10-K for the fiscal year ended December 31, 2014), (2) the portion of our rental expense deemed representative of the interest factor in rental expense, and (3) amortization of debt issue costs and discount to any indebtedness.